SCHEDULE 14A

Proxy Statement Pursuant to Section 14(a) of the Securities

Exchange Act of 1934 (Amendment No. )

Filed by the Registrant |_| Filed by a Party other than the

Registrant |X| Check the appropriate box: |X| Preliminary

Proxy Statement |_| Confidential, for Use of the Commission

Only (as permitted by Rule 14a-6(e)(2)) |_| Definitive Proxy

Statement |_| Definitive Additional Materials |_| Soliciting

Material Pursuant to ss. 240.14a-12

THE ALASKA AIR GROUP, Inc. ("the Company-AAG") (Name of

Registrant as Specified In Its Charter)

Stephen Nieman, Richard D. Foley, Robert C. Osborne MD, Terry

K. Dayton, John Chevedden and Carl Olson (Name of Persons

Filing Proxy Statement, if other than the Registrant)

Payment of Filing Fee (Check the appropriate box): |X| No fee

required |_| Fee computed on table below per Exchange Act

Rules 14a-6(i)(4) and 0-11

1) Title of each class of securities to which transaction

applies:

2) Aggregate number of securities to which transaction

applies:

3) Per unit price or other underlying value of transaction

computed pursuant to Exchange Act Rule 0-11 (set forth the

amount on which the filing fee is calculated and state how it was determined)

4) Proposed maximum aggregate value of transaction:

5) Total fee paid:

|_| Fee paid previously with preliminary materials.

|_| Check box if any part of the fee is offset as provided by

Exchange Act Rule 0-11(a)(2) and identify the filing for which the offsetting fee was paid previously. Identify the previous filing by registration statement number, or the Form or

Schedule and the date of its filing. 1) Amount Previously

Paid: 2) Form, Schedule or Registration Statement No.:

3) Filing Party: 4) Date Filed:

TABLE OF CONTENTS OF THE CHALLENGERS' PRELIMINARY FORM OF

PROXY OF ALASKA AIR GROUP, INC. ("the Company-AAG")

I. Preliminary Proxy Statement and Preliminary Form of Proxy

II. Annual Meeting of Stockholders

III. Beginning of Challenger Remarks

IV. Expenses

V. How We Plan to Solicit

VI. We Plan Full and Open Disclosure

VII. Voting

a. What Am I Voting On?

b. How Do I Cast My Vote Using The Challengers' Proxy Card?

c. How Do I Cast My Vote Using The Company-AAG's Proxy Card?

d. You May Vote In Person At The Meeting

e. What If I Change My Mind After I Submit My Proxy?

VIII. INFORMATION ABOUT CHALLENGER NOMINEES

IX. PARTICIPANTS IN THE SOLICITATION

X. ELECTION OF DIRECTORS

a. Proposal No. 1 Election Of Directors

b. Further Matters

XI. SHAREHOLDER PROPOSALS (To be added in subsequent filings)

XII. CONCLUDING REMARKS OF THE CHALLENGERS

XIII. PROXY CARD

____________________________________________________________

I. PRELIMINARY PROXY STATEMENT AND PRELIMINARY FORM OF
PROXY

SOLICITATION, VOTING AND REVOCATION OF PROXIES

Richard D. Foley, Stephen Nieman, Robert C. Osborne MD, Terry

K. Dayton, John Chevedden and Carl Olson: THIS PROXY IS BEING

SOLICITED ON BEHALF OF THE PARTICIPANTS AND NOT ON BEHALF OF

THE COMPANY-AAG'S BOARD OF DIRECTORS. The approximate date

that we will make our Definitive Proxy Statement and Form of

Proxy available to shareholders will be February ___, 2005.

This proxy statement and form of proxy are preliminary copies.

II. ANNUAL MEETING OF STOCKHOLDERS

Scheduled to be held (date and time to be announced). For more details, please reference the Company-AAG's April ____, 2005

Definitive Proxy statement on page ____.

Note: Please reference in its entirety the Company-AAG's April

____, 2005 Definitive Proxy Statement (eventually found at

www.sec.gov).

III. BEGINNING OF THE CHALLENGERS' REMARKS

Greetings to all Alaska Air Group, Inc. shareholders! If we

may, allow us to introduce ourselves: We are Richard Foley,

Steve Nieman, Dr. Robert Osborne, Terry Dayton, John Chevedden

and Carl Olson. We are the CHALLENGERS for election to the

board of directors of the Company-AAG. We are running against the incumbents nominated for re-election by the incumbent

board. All six of us have consented to be named in the proxy materials. All six of us have agreed to accept nomination and to serve if elected. For more information on us, see VIII.

INFORMATION ABOUT CHALLENGER NOMINEES and IX. PARTICIPANTS IN

THE SOLICITATION.

The CHALLENGERS provide these proxy materials to enable you to exercise your right to vote for their election to the board of directors at the Company-AAG's 2005 Annual Shareholders

Meeting.

Shareowner rights, corporate governance and corporate

democracy have become subjects of much debate. The U.S.

Securities and Exchange Commission ("SEC") continues to review proxy rules pursuant to its first announcement on April 14,

2003 that it will "Review Current Proxy Rules and Regulations to Improve Corporate Democracy" (see www.sec.gov).

We believe the existing proxy rules can be confusing, complex and to some degree open to opposing legal interpretation.

However, within the range of legal choices management of a

company can make, we think there are choices that are optimal and help the shareowners to have a better understanding of

complex subjects. Similarly, there are choices, we believe,

that are less than optimal. In our opinion, we feel that

wherever alternatives are legally equal, the path that

optimizes shareowner understanding should be the one selected.

Therefore, the CHALLENGERS, Richard D. Foley, Steve Nieman,

Robert C. Osborne, MD, Terry K. Dayton, John Chevedden and

Carl Olson are undertaking to provide you with this Proxy

Statement and Proxy Card to enable you to vote for the

CHALLENGERS who are running against the incumbents.

We believe that a fresh and innovative perspective is needed on the board of directors. We believe that management of the

Company-AAG would benefit from the shareowners electing some of the six CHALLENGER candidates.

IV. EXPENSES

The total amount to be spent directly or indirectly will not exceed $500 in aggregate. As of Nov. 1, 2004, the CHALLENGERS have spent $100. Contrary to customary practice and regardless the outcome of the vote, we have chosen not to seek

reimbursement for this solicitation from the shareowners of

the Company-AAG.

In many contests, if the CHALLENGERS win, they seek to have

their expenses reimbursed by the company, such as duplicative mailings, etc. In our view such a practice causes the

shareowners to pay twice for essentially the same thing. We

plan limited printing and mailing by the U.S. Post Office or any other carrier. Electronic mail ("email") will be used to communicate with and contact some of the shareowners of the

Company-AAG, such as institutional holders.

We will consider accepting donations (if offered) to help

cover costs of our proxy contest. All such donations will be properly reported. Because we don't anticipate receiving

donations amounting to any significant sum, we do not plan

that any donors would join us in this solicitation. However,

if anyone contributes in excess of $500, they will be deemed participants in our solicitation. We plan to file Definitive additional materials to disclose any information regarding

additional participants (if any).

In 2003, the management of the Company-AAG, as was within its right to do, offered to mail our proxy statement and proxy

card to all the shareholders. As this would have been a second mailing and a repeated cost of approximately forty to fifty

thousand dollars that the CHALLENGERS would have had to pay,

we chose to decline.

We believe that a more democratic system is a better system.

We think that a proxy card, like any ballot in a democratic

system, should contain the names of all qualified candidates.

Further, like a regular election, the candidates should

shoulder the costs of campaigning. This should apply for both incumbents and challengers.

V. HOW WE PLAN TO SOLICIT

The dedicated Internet web site www.votepal.com will be used for the purposes of conducting our solicitation. It will

contain a downloadable/printable version of our Proxy

Statement, Proxy Card and a Voting Instruction Form for 401(k)

plan participants. The Proxy Card and Voting Instruction Form will not be available until we file a Definitive 14A with the

SEC.

The web site www.votepal.com will provide email addresses, a telephone and fax number for shareholders to contact us. It

will also reference the Company-AAG's proxy materials. For

those who are unable to access the Internet at home or work,

many public libraries offer free access to computers and the

World Wide Web. We will upon certified request mail our proxy materials to shareholders who have exhausted all feasible

means of accessing the Internet. Requests can be mailed to

Steve Nieman, PO Box 602, Brush Prairie, WA 98606.

Presently over 90% a large percentage of the Company-AAG's

shares are held by institutional investors, therefore we

expect to have little difficulty in contacting over 50% of the outstanding shares.

We may use a "telephone tree technique" to ask shareholders if they would be willing to contact two or three other

shareholders to convince them to view our web site. It is our intention to lawfully maximize the use of Internet

communication tools. We will make ourselves available to all media interested in our efforts, and will strive to follow all legal guidelines, requirements and regulations.

All access by any qualified stockholder(s) accessing the

Challengers' proxy card or voting instruction form will come through a link first leading to the Challengers' Proxy

Statement. This furnishes our Proxy Statement to stockholders before accessing our proxy ballot to vote. The Challengers'

proxy can be mailed, sent electronically or carried to the

meeting to be counted. If the shareholder votes our proxy

card, certain contact information will be required to be

filled in to correctly identify the stockholder and the shares he owns. Before an electronic proxy can be sent, certain

information via "required fields" will be captured in the

database of the ballot card.

VI. WE FAVOR OPEN AND FULL DISCLOSURE

Starting in 2004, we continue to pursue our search for

information through a Freedom of Information Act request

("FOIA") to the SEC in an attempt to obtain relevant documents in regards to private filings management of the Company-AAG

has made with the Commission since the challengers first ran for board seats starting in 2003. This right is available to all stockholders.

We believe that the shareowners have the right to see all

communications by the Company-AAG that is not competitively-

sensitive in nature, such as management requests for no-action letters, expensive resources such as LexisNexis

notwithstanding. We feel that FOIA requests are one way that all shareowners can have more complete access to more

information. Management of the Company-AAG may not be

withholding information from shareholders, but without using the resources of FOIA requests--how would anyone know?

We believe that the more transparent the system, the better

return there will be on investment.

VII. VOTING

VII.a. What Am I Voting On?

You are being asked to vote for the election of _____ director candidates from the offering of _______ nominees, and _______

stockholder proposals.

VII.b. How Do I Cast My Vote Using The CHALLENGERS' Proxy

Card?

How common stock is possessed determines how it is voted.

Employees of the Company-AAG can possess stock in three ways:

as 401(k) plan participants; as beneficial owners; or as

registered shareowners. In our Proxy Statement, this group of employee stockholders will be referred to as ("employee

stockholders"). Since much of our Proxy Statement will discuss how employee stockholders instruct the 401(k) Trustee(s) to

vote voting instructions, this group will be referred to as

("401(k) employee stockholders"). Non-employees can possess

stock only as beneficial or registered stockholders. This

group will be referred to as ("outside stockholders.")

From the Company-AAG's April ___, 2005 Definitive Proxy

Statement, page __) ...At the record date, ___________ million shares were held in the trust for participants. The Company's transfer agent, EquiServe, will send a proxy statement, an

annual report and a voting instruction form to each

participant who held shares through the Company's 401(k) plans at the record date." The trustee will vote the shares in

accordance with instructions received from participants. The

Vanguard Group, Inc. ("Vanguard") will not vote shares for

which no instructions were received. The Fidelity

Institutional Retirement Services Company ("Fidelity") will

also only vote shares for which instructions are indicated.

To allow sufficient time for voting by the trustee, voting

instructions for 401(k) employee stockholders must be received by a deadline yet to be determined by the management of the

AAG, probably sometime in May, 2005.

For both employee and outside stockholders, there is a Voter

Control Number that can be obtained from either postal-mailed or emailed proxy materials from the Company-AAG or your banker or broker. This Voter Control Number is provided by either

EquiServe, the transfer agent hired by the management of the

Company-AAG, or by ADP Automatic Data Processing, Inc.

("ADP"). ADP is an intermediary information processing and

mailing agent used by stock exchanges for shareholders who own shares through bankers or brokers.

In 2003 and 2004, we received guidance from the staff of the

SEC that the Commission would not object to shareholders

writing their Voter Control Number received from management of the Company-AAG, a banker, or a broker, on our proxy cards.

The CHALLENGERS encourage you to consider downloading and

printing out our proxy card to send to the Company-AAG,

EquiServe, ADP, your banker or broker, and for your records--

in an attempt to be certain that your ballot or voting

instruction are properly counted. A reminder--shareholders are entitled to only one vote per share, and the later-dated proxy card, either by the CHALLENGER'S or the Company-AAG's, will

count.

In order for outside stockholders to accurately identify

themselves and enhance the potential that their proxy will be counted, they may voluntarily write in their control number(s)

on our proxy card and send it to us either electronically, by fax or postal mail according to instructions published on

www.votepal.com.

Please remember if you are downloading and transmitting one of our proxy cards--FILL IN THE NECESSARY INFORMATION TO

ACCURATELY IDENTIFY YOURSELF AND THE NUMBER OF SHARES
YOU OWN TO VOTE, INCLUDING THE VOTER CONTROL NUMBER--AND
SIGN IT. WE CAN'T STRESS ENOUGH THE IMPORTANCE OF THE
VOTER CONTROL NUMBER. Without it being properly included,
your proxy will not be a valid form of proxy and will not be counted.

Primarily, we will be offering and collecting our proxy cards electronically. On www.votepal.com, we will provide a proxy

card in pdf and text format that interested shareholders can view and transmit via a secure web page, or download, fill in,

sign and mail to Steve Nieman, PO Box 602, Brush Prairie, WA

98606 or fax to (360) 666-6483.

For 401(k) employee stockholders, you will have to vote via

EquiServe to complete the requirement that the Vanguard and

the Fidelity trustees be notified of your voting instructions.

This must be completed by the anticipated May ___, 2005

deadline that has yet to be scheduled by the Company-AAG. (To compare to last year, see the Company-AAG's April 23, 2004

Definitive Proxy Statement on pages 5, 6 and 7 under the

heading "You may vote in person at the meeting" and "How are shares voted that are held in a company 401(k) plan").

However, since our candidates will probably not be printed on the Company-AAG's proxy card (we weren't in years 2003 and

2004), 401(k) employee stockholders will need to VOTE A VOTING

INSTRUCTION FORM THAT WILL ONLY BE AVAILABLE ON

WWW.VOTEPAL.COM. We are in the process of endeavoring to

obtain the applicable information and procedure from Vanguard and Fidelity, which are the designated, directed-trustees.

When further information becomes available, we will file

additional Preliminary material to amend our Proxy Statement with the SEC to advise stockholders. We will also publish this information on www.votepal.com.

VII.c. How Do I Cast My Vote Using The Company-AAG's Proxy

Card?

For 401(k) employee stockholders, you will have to vote via

EquiServe to complete the requirement that the Vanguard and

Fidelity trustees be notified of your voting instructions.

This must be completed before the May ___, 2005 deadline that will eventually be scheduled by the management of the Company-

AAG.

However, since our candidates will probably not be printed on the Company-AAG's proxy card (we weren't in years 2003 and

2004), 401(k) employee stockholders will need to VOTE A VOTING

INSTRUCTION FORM. We are in the process of endeavoring to

obtain the applicable information and procedure from Vanguard and Fidelity, which are the designated, directed-trustees.

When further information becomes available, we will file

additional Preliminary material to amend our Proxy Statement with the SEC to advise stockholders. We will also publish this information on www.votepal.com.

In 2003 and 2004, Putnam Fiduciary Trust Company, the 401(k)

plan administrator prior to Vanguard, agreed to permit the

voting of voting instructions by plan participants for the

CHALLENGER candidates using their Proxy Card available on

www.votepal.com/.

Since we anticipate that the six CHALLENGER candidates will

not be listed on the Company AAG's proxy card in 2005 (we

weren't in years 2003 and 2004), there will be no way for

shareholders to use it and vote for us. You can use the

Company-AAG's proxy card to vote your preferences for the

shareholder proposals, but not for the CHALLENGER candidates.

Remember: the management of the Company-AAG is under no

obligation to require that all candidates and all shareholder proposals are listed on the Company-AAG's proxy card.

To enhance the potential that your proxy for the CHALLENGERS will be properly counted, we ask that you accurately identify yourselves by voluntarily writing in your Voter Control

Number(s) on our proxy card, and send it to us either

electronically, by fax or postal mail according to

instructions published on www.votepal.com. WE CAN'T STRESS

ENOUGH THE IMPORTANCE OF THE VOTER CONTROL NUMBER. Without it

being properly included, your proxy will not be a valid form of proxy and will not be counted. The generally accepted

practice is that the most recently-dated legal proxy will be the one counted.

VII.d. You May Vote In Person At The Meeting

We plan to have extra copies of our Proxy Statement and Proxy

Card available for those shareholders at the shareholders

meeting who have been unable to download copies of them. For employee and outside stockholders, if you hold your shares

through a bank or broker, you must CONTACT THEM TO RECEIVE

FROM THEM A LEGAL PROXY, and bring the legal proxy with you in order to vote at the meeting. You may call and request a legal proxy from your stockbroker, or download and print one at the

Internet voting site to which your proxy materials direct you.

However, these forms of proxy will not have the CHALLENGERS'

names printed on them.

To enhance the probability that your vote will be counted for the CHALLENGERS, you will need to voluntarily write in the

Voter Control Number on our Proxy Card that we will supply you at the meeting, check the names of your selections for

election, and/or mark your choices regarding the proposals,

and deliver that completed proxy to the Inspector of Elections or his appointee(s) at the meeting.

401(k) employee stockholders cannot vote their voting

instructions at the shareholders meeting. 401(k) employee

stockholders, as beneficial holders of such shares, must give directions to the trustee(s), the record holders of such

shares, on how to vote their shares in advance of the meeting by properly returning their Voting Instruction Form. That

deadline will probably be sometime in May 2005.

Some of the reasons for this state of affairs regarding

stockholders being able to vote for the CHALLENGERS (or not)

is due to the choice we made not to do a regular postal

mailing. HOWEVER, WE BELIEVE THAT ALL STOCKHOLDERS SHOULD BE

ENTITLED TO THE LEAST COSTLY AND SIMPLEST METHOD OF OBTAINING

A LEGAL FORM OF PROXY TO VOTE FOR THE CANDIDATES OF THEIR

CHOICE. THE INTERNET IS ONE OF THOSE RESOURCES, WHICH WE ARE

UTILIZING.

The law of Delaware, under which the Company-AAG is

incorporated, specifically permits electronically transmitted proxies, provided that each such proxy contains or is

submitted with information from which the Inspector(s) of

Election can determine that it was authorized by the

stockholder. (General Corporation Law of the State of

Delaware, Section 212(c).)

In general there is some disagreement on whether

electronically transmitted proxies are valid and lawful where a state of a "contested election" has been declared. The

CHALLENGERS position on this is that we have no objection to electronic proxy voting. In the past, we have discussed this with management of the Company-AAG, and indicated our

willingness to participate in developing a viable method to

maximize the convenience for all stockholders to vote, and

maximize the ease and accuracy of the tabulation of the proxy votes. Our position is that the determination of a contested election exists when the Company-AAG and the CHALLENGERS have filed accordingly with the SEC.

We understand that in the past the New York Stock Exchange

("NYSE") did not agree with positions like ours. It has

maintained that challengers have to do a mailing to all

shareholders who hold their shares in street name through

banks, brokers or other intermediaries. In our proxy contest in 2003, the NYSE said we would have to do a mailing, which

was substantiated by an April 30, 2003 fax that we sent to the

NYSE and the Commission contesting this decision. We can only view such a position that the NYSE took as being wrong on two counts. We feel: (1) this decision should be made by the

participants and the SEC--not by intermediaries; and (2) to be forced to pay for an essentially duplicative mailing wastes

time and resources.

In 2004, we contacted the NYSE regarding the position it will take in reference to our 2004 proxy contest. On April 28,

2004, we received a telephone call from Mr. Stephen Walsh of the NYSE. He said the NYSE had not changed its position in the last year, and would not classify our solicitation in 2004 as a "contest."

We note that in the August 2004 10Q SEC filing, the management of the AAG did not count the "broker vote." We believe the

management of the company was correct in this regard, and we commend its establishment of this precedent which benefits its shareholders.

VII.e. What If I Change My Mind After I Submit My Proxy?

If the CHALLENGER'S proxy card is signed with a voting

direction indicated, the proxy will be voted according to the direction given. If no direction is given with respect to a

proposal, the proxy will be voted as follows with respect to any such proposal (listed in the order of presentation and

using the same numbering as the Company-AAG's proxy materials on page 40 of its 2004 Proxy Statement for comparison): FOR

CHALLENGER director candidates Richard D. Foley, Stephen

Nieman, Robert C. Osborne MD, Terry K. Dayton, John Chevedden

and Carl Olson.

Before the polls close at the meeting, you may revoke your

proxy and change your vote by submitting a later-dated proxy.

Before the day of the meeting, you may do this by contacting the CHALLENGERS via fax at (360) 666-6483, toll free phone

call at 1-866-2-vote-us (1-866-286-8387) or email to

help@votepal.com.

Referencing the Company-AAG's 2004 proxy statement on page 7 under the heading "What if I change my mind after I submit my proxy?"--You may revoke your proxy and change your vote at any time before the polls close at the meeting. You may do this

by: voting again by telephone or on the Internet (your latest telephone or Internet proxy is counted); signing another proxy card with a later date; or voting again at the meeting. (If

you hold your shares through a broker, you must bring a legal proxy in order to vote at the meeting.)

If you are a registered stockholder, you may obtain a new

proxy card by contacting the Company's Corporate Secretary,

Alaska Air Group, Inc., P.O. Box 68947, Seattle, WA 98168;

telephone 206-392-5567. If your shares are held by a broker or a bank, you may obtain a new voting instruction by contacting your broker or bank. If your shares are held by one of the

Company's 401(k) retirement plans or employee stock purchase plans, you may obtain a new voting instruction by contacting the trustee of such plans. You may obtain information about

how to contact the trustee from the Company's Corporate

Secretary. If you sign and date the proxy card or voting

instruction and submit it in accordance with the accompanying instructions and in a timely manner, your first proxy card or voting instructions will be revoked and your choices on the

proxy card or voting instruction will be voted as you

instruct.

VIII. INFORMATION ABOUT CHALLENGER NOMINEES

Mr. Richard De Wayne Foley, 58; retired 32-year railroad

conductor and President of The Foley Group. Mr. Steve Nieman,

51; pilot for Horizon Air since 1978. Robert C. Osborne, M.D.,

59; physician in private practice. Mr. Terry K. Dayton, 49,

communications agent for Horizon Air since 1985. Mr. John

Chevedden, 58; business analyst. Mr. Carl Olson, 60; business manager and adjunct professor of college accounting. For more information, see IX. PARTICIPANTS IN THE SOLICITATION below.

Mr. Nieman and Mr. Foley became acquainted with each other

through membership in CESJ, the Center for Economic and Social

Justice, a non-profit organization promoting stakeholder

ownership among other advocacies.

Mr. Nieman traveled to Tucson, Arizona in March 2002. Mr.

Foley introduced Mr. Nieman to Robert C. Osborne, MD during

this visit. Sharing similar interests in worker ownership,

these three men agreed to work to build a resource of

information and assistance to promote responsible exercise of worker ownership shareholder rights. Under that premise, they formed OUR (Ownership Union), which was certified by the U.S.

Dept. of Labor in June 2002. OUR is neither a party to, nor an associate in or participant in the solicitation.

In the fall of 2002 at the request of Mr. Nieman, Dr. Osborne and Mr. Foley agreed to accept nomination for election to the board of directors of the Company-AAG in 2003. They also

agreed to accept nomination for election in 2004. Mr. Dayton agreed to join the slate in April, 2004. In August 2004, Mr.

John Chevedden, and in Oct. 2004, Mr. Carl Olson agreed to

join the six-man slate to run for director seats available in

2005.

IX. PARTICIPANTS IN THE SOLICITATION

Richard D. Foley, Steve Nieman, Robert C. Osborne MD, Terry K.

Dayton, John Chevedden and Carl Olson are participants in the solicitation.

Neither Mr. Foley, Dr. Osborne nor Mr. Olson

owns any of the Company-AAG's stock.
As of Nov. 15, 2004, Mr. Nieman owned approximately 300 shares of the Company-AAG's stock.

As of Nov. 15, 2004, Mr. Dayton owns a total of approximately

900 shares of the Company-AAG's stock.

As of Sept. 1, 2004, Mr. Chevedden owns a total of 200 shares of the Company-AAG's stock.

Neither Steve Nieman, Richard Foley, Dr. Osborne, Terry

Dayton, John Chevedden nor Carl Olson has any family

relationship with any of the officers or directors of the

Company-AAG, nor are they parties to, or in any way involved in any securities litigation involving the Company-AAG or any other registrant. None of them are promoters or control

persons. None of them have been in involved in any bankruptcy petitions or proceedings. None of them have been involved in any type of transaction or any other type of business

relationship with the Company-AAG, other than Mr. Nieman's

employment as a pilot, and Mr. Dayton's employment as a

communication's agent with Horizon Air. None of them have been involved in any solicitation of any registrant within the last five years, other than the 2003 and 2004 solicitation at the

AAG (with the exception of Mr. Chevedden and Mr. Olson). None of them have received any payment or income, other than Mr.

Nieman's and Mr. Dayton's within the normal course of their

regular employment.

RICHARD DE WAYNE FOLEY

6040 N. Camino Arturo Tucson, AZ 85718

Phone: (520) 742-5168

President & CEO. The Foley Group ("TFG") November 1989 to

present.

Principal business: Consulting; Shareholder services &

computer mapping. TFG was incorporated in November 1989.

Please note that TFG has no corporate involvement with any

shareholder actions at the Company-AAG; nor are any of its

officers, workers or associates in the Company-AAG. Mr. Foley and TFG own no shares of the Company-AAG either beneficially or in any other manner; nor do they have any business

relationships, past, existing or contemplated with the AAG;

nor any purchase or ownership, the voting of any proxies, or the withholding of any proxies of the Company-AAG's stock.

Founder of OUR (Ownership Union), and serves as Chairman. OUR is a registered federal labor union started in 2002. Address:

Box 602, Brush Prairie, WA 98606.

Mr. Foley has not been convicted in a criminal proceeding.

Note: Mr. Foley has agreed to endeavor to assist several

worker shareholders of the Company-AAG, including Steve Nieman and Terry Dayton, in the exercise of their shareholder rights to make proposals, and to serve as a communication coordinator for these shareholders. In every instance of this assistance,

the individual shareholder retained full control of the action of the exercise of their shareholder rights. In no case or

instance has there been any contract or agreement wherein Mr.

Foley would be paid or receive any compensation of any kind by or from any of these shareholders or any other parties. The

limited proxy by these shareholders did not include any voting rights, and it was limited to assisting in the preparing and presentation of shareholder proposals to the Company-AAG, and follow up with any necessary revisions. With the exception of

Mr. Nieman and Mr. Dayton, none of the other shareholders

assisted by Mr. Foley are associated in any way with this

contest or any solicitation of proxies for votes at the

Company-AAG's 2004 annual meeting and election of directors.

STEVE NIEMAN

Pilot for Horizon Air since December 1978.

Address: Horizon Air 8070 N.E. Air Trans Way Portland, OR

97218

Home Address: 15204 NE 181st Loop, Brush Prairie, WA 98606

Phone: (360) 687-3187

Founder and President of OUR (Ownership Union), which is a

registered U.S. federal labor union started in 2002. Address:

Box 602, Brush Prairie, WA 98606.

Mr. Nieman has not been convicted in a criminal proceeding.

Mr. Nieman is acquainted with many worker shareowners of the registrant. Mr. Nieman is associated with Dr. Osborne and

Richard D. Foley in non-profit organizations only.

Steve Nieman is not a "significant employee" of the Company-

AAG as described in the SEC regulations S-K.

ROBERT C. OSBORNE MD

Principle business: Osborne Anesthesia Services

Address: 800 N. Swan Rd. Suite 114 Tucson, AZ 85711

Phone (520) 319-2093

Robert C. Osborne, M.D., is a Board Certified Anesthesiologist

who has been practicing medicine in Arizona since 1977. He is

Board Eligible in Pain Medicine and was an associate of the

Pain Medicine Center at Tucson General Hospital.

Dr. Osborne graduated from George Washington University

Medical School in 1970. He served in the United States Navy as a Senior Flight Surgeon for the U.S. Marine Corps until 1975.

He completed his residency at the University of California at

San Diego. Dr. Osborne established the first dedicated

Obstetrical Anesthesia Service in Tucson in 1977.

Founder of OUR (Ownership Union), and Secretary/Treasurer. OUR

is a registered federal labor union started in 2002. Address:

Box 602, Brush Prairie, WA 98606.

Mr. Osborne has not been convicted in a criminal proceeding.

TERRY K. DAYTON

Communications agent for Horizon Air since 1985.

Address: Horizon Air 8070 N.E. Air Trans Way Portland, OR

97218

Home Address: 10510 E. 6th Avenue, Spokane Valley, WA 99206

Phone (509) 922-2531

Member of the OUR (Ownership Union).

Mr. Dayton has not been convicted in a criminal proceeding.

Mr. Dayton is acquainted with many worker shareholders of the registrant.

Terry Dayton is not a "significant employee" of the Company-

AAG as described in the SEC regulations S-K.

JOHN CHEVEDDEN

Corporate Governance Business Analyst.

Home Address: 2215 Nelson Ave. No. 205 Redondo Beach, CA 90278

Phone (310) 371-7872.

Member of the OUR (Ownership Union).

Mr. Chevedden has not been convicted in a criminal proceeding.

CARL OLSON

Involved as a business manager and adjunct professor of

college accounting since 1991.

Home Address: PO Box 6102, Woodland Hills, CA 91365

Phone: (818) 223-8080

Member of the OUR (Ownership Union).

Mr. Olson has not been convicted in a criminal proceeding.

X. ELECTION OF DIRECTORS

For additional information on the following proposal(s), we

direct you to the Company-AAG's April ___, 2005 Definitive

Proxy Statement pages _____.

X.a. Proposal No. 1 Election Of Directors

The challenger candidates have consented to be named in this proxy, and to serve if elected. The challenger nominees are:

Richard De Wayne Foley; Stephen Nieman; Robert C.

Osborne, MD; Terry K. Dayton; John Chevedden; and Carl Olson

The AAG's Board of Director nominees have yet to be announced.

In the election of directors, the nominees who receive the

highest number of FOR votes will be elected (see the Company-

AAG's April ___, 2005 Definitive Proxy Statement pg. ___ for a

comparison.)

You may vote FOR, AGAINST or you may WITHHOLD authority to

vote for each nominee for director.

X.b. Further Matters

Because they are privy to information regarding this

solicitation that other shareholders are not, there might be some who feel it would be improper for Mr. Foley, Dr. Osborne,

and Mr. Olson to buy stock. Therefore, they will wait until

after the shareholders meeting to purchase shares.

We reference this because we believe it expresses the essence of the goal for why we put forth the effort to bring these

proxy materials to the shareholders. We believe that the

workers have not only their money invested in the Company-AAG,

but also their lives. We believe that the relationship between workers and the management of the Company-AAG must be enhanced by providing flexibility through transparency and teaming with customers and outside stockowners. Ownership-sharing of

productive capital assets represented by ownership of

securities instruments such as common stock, could lower ever-

climbing fixed costs covering employee compensation and

benefits. These lower fixed hourly-wage costs could be

supplemented by variable income from other capital sources,

such as a payout of profit sharing, employee performance

bonuses, dividends on stock, as well as appreciation of the

share price. Additionally, we support direct ownership by

active participants of the company's major income-producing

assets such as its airliners through leveraged financing.

If part of the CHALLENGER slate is elected, we might occupy a minority of the board, and will have to convince the majority as to the viability of our plans outlined briefly above. There is no assurance that we will be able to successfully carry out what we advocate and foresee for the future.

IF THE CHALLENGERS ARE NOT ELECTED, they plan to continue to exercise their First Amendment rights of free speech regarding beliefs they hold. The CHALLENGERS support growing alliances between stockowners, workers and customers.

XI. SHAREHOLDER PROPOSALS

We believe we will comply with the Company-AAG's Bylaws,

Article II Meeting of Stockholders, Section 9 Proper Business

for Stockholders' Meetings by filing all of our proposals with the Corporate Secretary by the Feb. 12, 2005 deadline.

THE FULL DETAILS OF THE COMPANY-AAG SHAREHOLDER PROPOSAL(S)

CAN EVENTUALLY BE FOUND IN THE FORTHCOMING 2005 PRELIMINARY

AND DEFINITIVE PROXY STATEMENTS.

In the election of directors, the nominees who receive the

highest number of FOR votes will be elected (see the Company-

AAG's April ___, 2005 Definitive Proxy Statement pg. __).

XII. CONCLUDING REMARKS OF THE CHALLENGERS

All the Company-AAG Shareholders--You want to know our opinion of the real story behind the management team running Alaska

Airlines and Horizon Air? We urge and encourage you all to

closely examine the full record.

Wise men say a picture is worth a thousand words. We can't

post artwork via the SEC's EDGAR electronic filing system, but we can let the words paint a picture of the actions of this

management team, in our opinion, to exclude and disregard

input by shareowners, most disheartening, its employee

shareowners.

To properly protect and grow your investment in the Company-

AAG, we believe you should take the time to research the

record we have compiled in the materials published at

www.votepal.com, and also available at numerous other

publicly-accessible websites such as www.sec.gov,

www.sec.gov/edgar and www.secinfo.com.

In our opinion, shareowners should enjoy a reasonable

expectation that the board will communicate clearly to them

regarding majority votes. The writing is on the wall for all

AAG stockowners to behold. In our opinion, we cannot believe rational investors in the Company-AAG will endorse the form of business philosophy that the management of the Company-AAG has demonstrated in the recent past.

WE URGE YOU TO REVIEW THE ENTIRE RECORD. WE BELIEVE THAT YOU

HAVE THE UNDENIABLE RIGHT TO AN OPPOSING VIEWPOINT. This full record rings the bell, and no matter how hard some might wish to unring it, we have captured the vibrations in public

records, so that all might investigate and become more

enlightened before voting for who sits on this board.

XIII. PROXY CARD AND VOTING INSTRUCTION FORM(Note: This is a

Preliminary Copy)

THIS PROXY IS BEING SOLICITED ON BEHALF OF THE PARTICIPANTS

AND NOT ON BEHALF OF THE-COMPANY AAG'S BOARD OF DIRECTORS.

The filling out with the required and necessary personal

information and submission of this Proxy Card is voluntary.

Voter Control Number _______________________________________

The undersigned hereby appoints Steve Nieman and Richard Foley proxy, with full power of substitution, to vote with the same force and effect as the undersigned at the Annual Meeting of the Stockholders of the Alaska Air Group, Inc. to be held at a to-be-announced future place and time on, and any adjournment or postponement thereof, upon the matters set forth herein and upon such other matters as may properly come before the

meeting, all in accordance with the notice and accompanying

proxy statement for said meeting, receipt of which is

acknowledged.

To abstain from voting, do not fill out this card.

(THIS PROXY REVOKES ALL PRIOR PROXIES GIVEN BY THE

UNDERSIGNED.) This proxy, when properly executed, will be

voted in the manner directed herein. Please date, sign and

send your proxy card back today.

When completed and signed, this proxy/voting instruction form will be voted as you have directed. If no direction is given,

it will be voted FOR ALL OF THE CHALLENGER NOMINEES (nominee numbers (01)/(02)/(03)/(04)/(05)/(06) in Proposal 1.

You may vote FOR or you may WITHHOLD authority to vote for

each nominee for director. Below write the names of the

director nominees in the space marked "FOR" if you wish to

vote for them. To withhold a vote for a nominee, write the

name of the nominee in the space marked "WITHHOLD."

Proposal No. 1: Election of Directors--Nominees:

(01) Richard D. Foley (02) Stephen Nieman (03) Robert C.

Osborne, MD (04) Terry K. Dayton (05) John Chevedden (06) Carl

Olson

FOR ________________________________________________________

____________________________________________________________

WITHHOLD

____________________________________________________________

_____________________________________________________________

THE FULL DETAILS OF THE 2005 SHAREHOLDER PROPOSALS CAN

EVENTUALLY BE FOUND IN THE COMPANY-AAG'S 2005 PRELIMINARY AND

DEFINITIVE PROXY STATEMENTS.

You may vote FOR or AGAINST or ABSTAIN on the shareholder

proposals. If you ABSTAIN from voting on any proposal, the

abstention has the same effect as a vote against such

proposal.

*Note* In their discretion, the proxies are authorized to vote upon such other business as may properly come before the

meeting or at any adjournments or postponements thereof.

PLEASE SIGN, DATE AND RETURN TODAY.

DATE _______________, 2005

Signature ____________________________________________________

Signature ____________________________________________________

Title(s) ___________________________

NOTE: Please sign exactly as name appears hereon. Joint owners should each sign. When signing as attorney, executor,

administrator, trustee or guardian, please give full title as such.